Registration Statement No.333-237342

Filed Pursuant to Rule 433

Pricing Term Sheet

Dated April 12, 2021

Bank of Montreal

US$400,000,000

Senior Medium-Term Notes, Series F

consisting of

US$400,000,000 Floating Rate Notes due 2023

Issuer:	Bank of Montreal (the “Bank”)

Title of Securities:	Floating Rate Notes due 2023 (the “Notes”)

Expected Ratings*:	A2 / A- / AA- (Moody’s / S&P / Fitch)

Aggregate Principal Amount Offered:	US$400,000,000

Maturity Date:	April 14, 2023 (the “Maturity Date”)

Price to Public:	100.000%, plus accrued interest, if any, from April 14, 2021

Underwriting Commission:	0.060% per Note

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$399,760,000

Interest Rate:	The interest rate on the Notes for each interest period will be equal to the Base Rate plus the Margin (the “Interest Rate”).

Base Rate:	A compounded average of daily SOFR determined by reference to the SOFR Index (as defined in the preliminary pricing supplement to which this offering of Notes relates (the “Preliminary Pricing Supplement”)) for each quarterly interest period in accordance with the specific formula described under “Specific Terms of the Notes—Interest—Compounded SOFR” in the Preliminary Pricing Supplement (the “Base Rate”)

Margin:	+27 basis points (the “Margin”)

Interest Payment Dates:	April 14, July 14, October 14 and January 14 of each year, beginning on July 14, 2021 (each, an “Interest Payment Date”).

Regular Record Dates:	Close of business on the day immediately preceding each Interest Payment Date (or, if the Notes are held in definitive form, the 15th calendar day preceding each Interest Payment Date, whether or not a business day).

Interest Period:	The period commencing on any Interest Payment Date (or, with respect to the initial interest period only, commencing on April 14, 2021) to, but excluding, the next succeeding Interest Payment Date, and in the case of the last such period, from and including the Interest Payment Date immediately preceding the Maturity Date to but not including such Maturity Date (the “interest period”).

Interest Payment Determination Dates:	The date two U.S. Government Securities Business Days before each Interest Payment Date.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities (each, a “U.S. Government Securities Business Day”)

Day Count:	Actual/360

Day Count Convention:	If any Interest Payment Date falls on a day that is not a business day for the Notes, the Bank will postpone the making of such interest payment to the next succeeding business day (and interest thereon will continue to accrue to but excluding such succeeding business day) unless the next succeeding business day is in the next succeeding calendar month, in which case such Interest Payment Date shall be the immediately preceding business day and interest shall accrue to but excluding such preceding business day. If the Maturity Date or a redemption date for the Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless the Bank fails to make payment on such next succeeding business day.

Calculation Agent:

BMO Capital Markets Corp.

As further described under “Specific Terms of the Notes— Interest—Compounded SOFR” in the Preliminary Pricing Supplement, the calculation agent will calculate the amount of accrued interest payable on the Notes for each interest period by multiplying (i) the outstanding principal amount of the Notes by (ii) the product of (a) the Interest Rate for the relevant interest period multiplied by (b) the quotient of the actual number of calendar days in such Observation Period (as defined in the Preliminary Pricing Supplement) divided by 360.

Trade Date:	April 12, 2021

Settlement Date:	April 14, 2021; T+2

Redemption Provisions:	The Notes may be redeemed upon the occurrence of certain events pertaining to Canadian taxation.

Canadian Bail-in Powers Acknowledgement:	Yes. The Notes are subject to bail-in conversion under the Canadian bail-in regime.

CUSIP:	06368EJS2

Denominations:	US$2,000 and multiples of US$1,000 in excess thereof.

Book-Running Manager:	BMO Capital Markets Corp.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Notes are bail-inable debt securities (as defined in the prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

Certain of the underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority, Inc.

The Bank has filed a registration statement (File No. 333-237342) (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank and the underwriter participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760.

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